EXHIBIT 99.1

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI Files 2017 Annual Disclosure Documents

Montréal, Quebec, December 21, 2017 – CGI Group Inc. (“CGI”) (TSX: GIB.A) (NYSE: GIB) today filed with the securities regulators in Canada and in the United States its Management Proxy Circular for its Annual General Meeting of Shareholders that will be held on January 31, 2018.

CGI also filed its 2017 Annual Information Form with the Canadian securities regulators and its 2017 Annual Report on Form 40-F with the U.S. Securities and Exchange Commission.

An electronic version of CGI’s annual filings, including its Management Proxy Circular, 2017 Annual Information Form and 2017 Annual Report on Form 40-F, are available on CGI’s website at www.cgi.com/investors.

Notice and Access

CGI uses the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Annual General Meeting of Shareholders. For the purposes of the Notice and Access process, the Management Proxy Circular and other relevant materials are available here and on the Canadian Securities Administrators’ website at www.sedar.com.

Shareholders who wish to receive a paper copy of the meeting materials may obtain them free of charge. To request a paper copy of the meeting materials before the meeting, registered shareholders and non-objecting beneficial shareholders may call toll free at 1-866-962-0498 within North America or +1-514-982-8716 outside North America and enter the control number as indicated on the Notice of Meeting. Objecting beneficial shareholders may request a paper copy of the materials by calling Broadridge Investor Communications Corporation toll-free at 1-877-907-7643.

About CGI

Founded in 1976, CGI is the fifth largest independent IT and business consulting services firm in the world. With approximately 71,000 professionals worldwide, CGI delivers an end-to-end portfolio of high-end IT and business consulting services, systems integration and IT and business process outsourcing services. CGI’s client proximity model, best-fit global delivery network, and intellectual property solutions help clients accelerate results and digitally transform their organizations. With annual revenue of C$10.8 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

For more information:

Lorne Gorber

Executive Vice-President, Global Communications and Investor Relations

lorne.gorber@cgi.com

+1 514-841-3355